Schedule 13G
(Rule 13d-102)

Information  to be Included in Statements Filed Pursuant  to
Rule  13d-1(b),  (c)  and (d) and Amendments  Thereto  Filed
Pursuant to Rule 13d-2.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)


LifePoint, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

53215R   10   0
(CUSIP Number)

April 15, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule to which this Schedule is filed:
Rule 13d-1(b)
X Rule 13d-1 (c )
Rule 13d-1(d)


CUSIP No. 53215R  10  0
Names of Reporting Persons/I.R.S. Identification Nos. of
Above Persons (Entities Only)
Jonathan J. Pallin
1. Check the Appropriate Box if a Member of a Group
(a)
(b)
3. SEC Use Only
4. Citizenship or Place of Organization: USA


  Number of Shares Beneficially Owned by Each Reporting
  Person With
  5.   Sole Voting Power: 19,838,600
  6. Shared Voting Power: None
  7.   Sole Dispositive Power: 19,838,600
  8. Shared Dispositive Power: None
  9. Aggregate Amount Beneficially Owned by Each Reporting
  Person: 19,838,600
  10. Check if the Aggregate Amount is Row (9) Excludes
  Certain Shares
  11. Percent of Class Represented by Amount in Row (9):
  26.64%
  12. Type of Reporting Person (See
  Instructions):Individual



  Item 1(a)Name of Issuer : LifePoint, Inc.
  Item 1(b)Address of Issuer's Principle Executive Offices:
  1205 S. Dupont Street,  Ontario, CA 91761
  Item 2(a) Name of Person Filing: Jonathan J. Pallin
  Item 2(b) Address of Principal Business Office or, if
  None, Residence:
  4132 Chevy Chase Drive, La Canada, CA 91011
  Item 2(c) Citizenship: United States
  Item 2(d) Title of Class of Securities: Common Stock,
  $.001 par value
  Item 2(e) CUSIP Number: 53215R   10   0
  Item 3    If this Statement is filed pursuant to Rule 13d-
  (b), or 13d-2(b) or (c),Check whether the person filing is a:
  (a) Broker or dealer registered under Section 15 of the Exchange Act.
  (b) Bank as defined in Section 3(a)(6) of the Exchange
  Act.
  (c)Insurance company registered under Section 8 of the Investment Company Act.
  (d)Investment company registered under Section 8 of the Investment Company Act.
  (e) An investment adviser in accordance with Rule 13d-
  1(b)(1)(ii)(E).
  (f)An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
  (g)A Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
  (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
  (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
  (j) Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
  If this Statement is filed pursuant to Rule 13d-1(c), check this box. X

  Item 4. Ownership
  Provide the following information regarding the aggregate number and percentage of the class of securities to the issuer identified in Item 1.
  (a)Amount beneficially owned.
  (b)Percent of class:
  (c)Number of shares as to which the person has:
  (i)Sole power to vote or to direct the vote:
  (ii)Shared power to vote or direct the vote:
  (iii)Sole power to dispose or to direct the disposition of:
  (iv)Shared power to dispose or to direct the disposition of:

  Item 5. Ownership of Five Percent or Less of a Class
  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

  Item 6. Ownership of More than Five Percent on Behalf of
  Another Person.
  Not applicable.

  Item 7. Identification and Classification of the
  Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
  Not applicable.

  Item 8. Identification and Classification of Members of the Group.
  Not applicable.

  Item 9. Notice of Dissolution of Group.
  Not applicable.

  Item 10. Certifications.
  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  Signature
  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
  04/15/2004
  (date)
  Jonathan J. Pallin
  (signature)
  Jonathan J. Pallin
  (Name and Title)